Registration No. 333-231740

Registration No. 333-231740-01

Registration No. 333-231740-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939 OF
A CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an Application to Determine Eligibility of a Trustee Pursuant to Section 305(b)(2) ☒

MUFG UNION BANK, N.A.
(Exact name of trustee as specified in its charter)

94-0304228
(Jurisdiction of incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification no.)

400 California Street San Francisco, California	94104
(Address of principal executive offices)	(Zip Code)

General Counsel MUFG Union Bank, N.A. 1251 Avenue of the Americas
New York, New York 10020
(212) 782-4009
(Name, address and telephone number of agent for service)

WORLD OMNI AUTOMOBILE LEASE SECURITIZATION TRUST 2020-A
(Exact name of obligor as specified in its charter)

Delaware	90-0399122
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification no.)

c/o U.S. Bank Trust National Association 1011 Centre Road, Suite 203 Wilmington, Delaware	19805
(Address of Principal Executive Offices)	(Zip Code)

World Omni Automobile Lease Securitization Trust 2020-A Notes
(Title of Indenture Securities)

Item 1.	General Information. Furnish the following information as to the Trustee -

(a)            Name and address of each examining or supervising authority to which it is subject.

Office of the Comptroller of the Currency
Washington, D.C. 20219

(b)           Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.	Affiliations with the obligor. If the obligor is an affiliate of the Trustee, describe each such affiliation.

None.

Items 3-15. Items 3-15 are not applicable because to the best of the Trustees knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

Item 16.	List of Exhibits. List below all exhibits filed as a part of this statement of eligibility.

1.             A copy of the Articles of Association of the Trustee as now in effect.*

2.             A copy of the certificate of authority of the Trustee to commence business, if not contained in the Articles of Association.**

3.             A copy of the authorization of the Trustee to exercise corporate trust powers, if such authorization is not contained in documents specified in paragraph (1) or (2) above.**

4.             A copy of the existing bylaws of the Trustee, or instruments corresponding thereto.*

5.             A copy of each Indenture referred to in Item 4, if the obligor is in default. Not applicable.

6.             The consents of United States institutional trustees required by Section 321(b) of the Trust Indenture Act of 1939. Attached as Exhibit 6.

7.             A copy of the latest report of condition of the Trustee published pursuant to law or the requirements of its supervising or examining authority. Attached as Exhibit 7.

8.             A copy of any order pursuant to which the foreign trustee is authorized to act as sole trustee under indentures qualified or to be qualified under the Trust Indenture Act of 1939. Not applicable.

9.             Foreign trustees are required to file a consent to service of process of Form F-X [§269.5 of this chapter]. Not applicable.

[Signature Page Follows]

* Exhibits 1 and 4 are incorporated by reference to the exhibits of the same number to the Trustee’s Form T-1 filed with the Securities and Exchange Commission as a 305B2 application on August 7, 2015 and relating to Registration Number 333-183223.

** Exhibits 2 through 3 are incorporated by reference to the exhibits of the same number to the Trustee’s Form T-1 filed as exhibit 25.1 to the Form S-3 dated July 30, 2013 of Registration Number. 333-190256, filed with the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, MUFG Union Bank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York, and State of New York, on the 29th day of January, 2020.

MUFG Union Bank, N.A.

By:	/s/ Rafael E. Miranda
	Name:	Rafael E. Miranda
	Title:	Vice President

EXHIBIT 6

CONSENT OF THE TRUSTEE

REQUIRED BY SECTION 321(b) OF THE ACT

January 29, 2020

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

In connection with the qualification of the form of Indenture, between World Omni Automobile Lease Securitization Trust 2020-A (the “Issuing Entity”) and MUFG Union Bank, N.A. (the “Trustee”), the undersigned, in accordance with Section 321(b) of the Trust Indenture Act of 1939, as amended, hereby consents that reports of examinations of the undersigned by federal, state, territorial, or district authorities authorized to make such examinations may be furnished by such authorities to the Securities and Exchange Commission upon request therefore.

Sincerely,
MUFG Union Bank, N.A.

By:	/s/ Rafael E. Miranda
Rafael E. Miranda
Vice President

EXHIBIT 7

CONSOLIDATED REPORT OF CONDITION OF

MUFG Union Bank, N.A.

of Los Angeles in the State of California, at the close of business September 30, 2019 published in response to call made by the Comptroller of the Currency, under Title 12, United States Code, Section 161. Charter 21541

Schedule RC - Balance Sheet

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.

Dollar amounts in thousands
1. Cash and balances due from depository institutions (from Schedule RC-A):			1.
a. Noninterest-bearing balances and currency and coin[1]	RCFD0081	2,249,694	1.a.
b. Interest-bearing balances[2]	RCFD0071	8,381,669	1.b.
2. Securities:			2.
a. Held-to-maturity securities (from Schedule RC-B, column A)[3]	RCFDJJ34	9,837,498	2.a.
b. Available-for-sale securities (from Schedule RC-B, column D)	RCFD1773	16,950,819	2.b.
c. Equity securities with readily determinable fair values not held for trading[4]	RCFDJA22	9,859	2.c.
3. Federal funds sold and securities purchased under agreements to resell:			3.
a. Federal funds sold in domestic offices	RCONB987	0	3.a.
b. Securities purchased under agreements to resell[5]	RCFDB989	0	3.b.
4. Loans and lease financing receivables (from Schedule RC-C):			4.
a. Loans and leases held for sale	RCFD5369	627,348	4.a.
b. Loans and leases held for investment	RCFDB528	87,343,531	4.b.
c. LESS: Allowance for loan and lease losses[7]	RCFD3123	497,003	4.c.
d. Loans and leases held for investment, net of allowance (item 4.b minus 4.c)	RCFDB529	86,846,528	4.d.
5. Trading assets (from Schedule RC-D)	RCFD3545	1,303,415	5.
6. Premises and fixed assets (including capitalized leases)	RCFD2145	1,191,965	6.
7. Other real estate owned (from Schedule RC-M)	RCFD2150	2,697	7.
8. Investments in unconsolidated subsidiaries and associated companies	RCFD2130	169,332	8.
9. Direct and indirect investments in real estate ventures	RCFD3656	0	9.
10. Intangible assets (from Schedule RC-M)	RCFD2143	2,114,095	10.
11. Other assets (from Schedule RC-F)[6]	RCFD2160	5,030,561	11.
12. Total assets (sum of items 1 through 11)	RCFD2170	134,715,480	12.
13. Deposits:			13.
a. In domestic offices (sum of totals of columns A and C from Schedule RC-E, part I)	RCON2200	97,755,940	13.a.
1. Noninterest-bearing[8]	RCON6631	33,115,963	13.a.1.
2. Interest-bearing	RCON6636	64,639,977	13.a.2.
b. In foreign offices, Edge and Agreement subsidiaries, and IBFs (from Schedule RC-E, part II)	RCFN2200	NR	13.b.
1. Noninterest-bearing	RCFN6631	NR	13.b.1.
2. Interest-bearing	RCFN6636	NR	13.b.2.
14. Federal funds purchased and securities sold under agreements to repurchase:			14.
a. Federal funds purchased in domestic offices[9]	RCONB993	0	14.a.
b. Securities sold under agreements to repurchase[10]	RCFDB995	0	14.b.
15. Trading liabilities (from Schedule RC-D)	RCFD3548	308,835	15.
16. Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases) (from Schedule RC-M)	RCFD3190	19,189,674	16.
17. Not applicable			17.
18. Not applicable			18.

1.	Includes cash items in process of collection and unposted debits.
2.	Includes time certificates of deposit not held for trading.
3.	Institutions that have adopted ASU 2016-13 should report in item 2.a, amounts net of any applicable allowance for credit losses, and should equal to Schedule RC-B, item 8, column A less Schedule RI-B, Part II, item 7, column B.
4.	Item 2.c is to be completed only by institutions that have adopted ASU 2016-01, which includes provisions governing the accounting for investments in equity securities. See the instructions for further detail on ASU 2016-01.
5.	Includes all securities resale agreements, regardless of maturity.
6.	Institutions that have adopted ASU 2016-13 should report in item 4.c the allowance for credit losses on loans and leases.
7.	Institutions that have adopted ASU 2016-13 should report in items 3.b and 11 amounts net of any applicable allowance for credit losses.
8.	Includes noninterest-bearing demand, time, and savings deposits.
9.	Report overnight Federal Home Loan Bank advances in Schedule RC, item 16, “Other borrowed money.”
10.	Includes all securities repurchase agreements, regardless of maturity.

Dollar amounts in thousands
19. Subordinated notes and debentures[1]	RCFD3200	0	19.
20. Other liabilities (from Schedule RC-G)	RCFD2930	2,482,230	20.
21. Total liabilities (sum of items 13 through 20)	RCFD2948	119,736,679	21.
22. Not applicable			22.
23. Perpetual preferred stock and related surplus	RCFD3838	0	23.
24. Common stock	RCFD3230	604,577	24.
25. Surplus (exclude all surplus related to preferred stock)	RCFD3839	9,852,618	25.
26. Not available			26.
a. Retained earnings	RCFD3632	5,294,623	26.a.
b. Accumulated other comprehensive income[2]	RCFDB530	-831,474	26.b.
c. Other equity capital components[3]	RCFDA130	0	26.c.
27. Not available			27.
a. Total bank equity capital (sum of items 23 through 26.c)	RCFD3210	14,920,344	27.a.
b. Noncontrolling (minority) interests in consolidated subsidiaries	RCFD3000	58,457	27.b.
28. Total equity capital (sum of items 27.a and 27.b)	RCFDG105	14,978,801	28.
29. Total liabilities and equity capital (sum of items 21 and 28)	RCFD3300	134,715,480	29.
1. Indicate in the box at the right the number of the statement below that best describes the most comprehensive level of auditing work performed for the bank by independent external auditors as of any date during 2018	RCFD6724	NR	M.1.
2. Bank’s fiscal year-end date (report the date in MMDD format)	RCON8678	NR	M.2.

1.	Includes limited-life preferred stock and related surplus.
2.	Includes, but is not limited to, net unrealized holding gains (losses) on available-for-sale securities, accumulated net gains (losses) on cash flow hedges, cumulative foreign currency translation adjustments, and accumulated defined benefit pension and other postretirement plan adjustments.
3.	Includes treasury stock and unearned Employee Stock Ownership Plan shares.